September 17, 2012

via edgar

Mr. Kevin L. Vaughn, Accounting Branch Chief
Mr. Tom Jones
Mr. Daniel Morris, Special Counsel
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:        Winner Medical Group Inc.
Schedule 13E-3
Filed August 13, 2012
File No. 5-81108
Preliminary Proxy Statement on Schedule 14A
Filed August 14, 2012
File No. 1-34484

Dear Mr. Vaughn, Mr. Jones and Mr. Morris:

On behalf of Winner Medical Group Inc., a company incorporated under the laws of Nevada (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of September 7, 2012 with respect to the Schedule 13E-3, File No. 5-81108 (the “Schedule 13E-3”), filed on August 13, 2012 and the Preliminary Proxy Statement on Schedule 14A, File No. 1-34484 (the “Proxy Statement”), filed on August 13, 2012, by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons.

Securities and Exchange Commission, p. 2

We represent the special committee of the board of directors of the Company. To the extent any response relates to information concerning any of the Company, Mr. Jianquan Li, Ms. Ping Tse, Winner Holding Limited, Winner Acquisition, Inc., Glory Ray Holdings Limited or William Blair & Company, L.L.C. (“William Blair”), such response is included in this letter based on information provided by such other entities or persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR a revised preliminary proxy statement (the “Revised Proxy Statement”) and Amendment No. 1 to the Schedule 13E-3 (the “Amended Schedule 13E-3”). In addition, a marked copy of each of the Amended Schedule 13E-3 and the Revised Proxy Statement to show changes against the Schedule 13E-3 and the Proxy Statement is being provided to the Staff via email.

*       *       *

Schedule 13E-3

1.	Please revise your discussion of this transaction to prominently disclose that this is a going private transaction with Mr. Li, your chairman and chief executive officer, and Ms. Tse, his wife. In this regard, we note that you do not mention in your Schedule 13E-3 or until page 20 of the related proxy statement that this is a “going private transaction.” Please revise the Schedule 13E-3 and proxy statement to provide appropriate clarification.

The Schedule 13E-3 and the Proxy Statement have been revised to reflect the Staff’s comment. Please refer to page 1 of the Amended Schedule 13E-3, the cover letter and pages 4, 13, 19, and 51 of the Revised Proxy Statement.

Preliminary Proxy Statement on Schedule 14A

General

2.	Please append the Form 10-K and the recent quarterly reports to the proxy statement since the issuer is not eligible to incorporate by reference. Refer to Item 14(e) and Instruction 2(b) to Item 14 of Schedule 14A.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 77 and Annexes E through K of the Revised Proxy Statement.

3.	We note that you define “unaffiliated stockholders” as “stockholders (other than Parent, Merger Sub and their respective affiliates….” Please revise to clarify that you are referring to stockholders other than those affiliated with the issuer, rather than those affiliated with Parent or Merger Sub.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to the cover letter and page 4 and of the Revised Proxy Statement.

Cover Letter

Securities and Exchange Commission, p. 3

4.	We note your disclosure on page 3. Please revise to prominently disclose that Mr. Li and Ms. Tse will own 100% of the company after the going private transaction through their respective ownership of Holdco and Parent.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 3 of the Revised Proxy Statement.

Interests of the Company’s Directors and Officers…, page 7

5.	Revise the second-to-last bullet to clarify that the special committee compensation is not contingent upon the success of the merger, as disclosed on page 29.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 8 of the Revised Proxy Statement.

Litigation Related to the Merger, page 12

6.	Please revise here or at page 51 to describe the facts alleged in the proceedings referenced in your disclosure. Also provide us with copies of the pleadings, including complaints and answers, related to the lawsuits discussed in this section and for any lawsuits filed subsequent to the filing of your preliminary proxy statement.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to pages 12 and 51 of the Revised Proxy Statement. In addition, a .pdf copy of the pleadings related to the lawsuits discussed in this section is being provided to the Staff via email.

Special Factors, page 18

7.	Please revise to describe each of the alternatives considered by each filing person and the reasons for their rejection. Refer to Item 1013(b) of Regulation M-A.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 44 of the Revised Proxy Statement.

Background of the Merger, page 20

8.	We note your disclosure in the third paragraph of this section that Mr. Li began contemplating the feasibility of a going private transaction after the company’s business strategy shifted from focusing on medical supplies exports to sales of medical and consumer products in the Chinese market. Please clarify when this shift occurred and why it caused Mr. Li to consider a going private transaction.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 20 of the Revised Proxy Statement.

Securities and Exchange Commission, p. 4

9.	Please expand your description of the nature of the discussions between Mr. Li and the financing sources referenced in the fourth paragraph of this section. We note your representation that terms and timing of the transaction were not discussed.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 20 of the Revised Proxy Statement.

10.	Please revise this section, where appropriate, to clarify why the rollover structure was selected and how terms of the rollover arrangement were determined.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 24 of the Revised Proxy Statement.

11.	We note your disclosure in the final paragraph on page 22 which refers to rollover shares held by “management members.” While your disclosure in this paragraph states that Mr. Fang will not participate in the rollover, please clarify, if true, that there are no additional management members (aside from Mr. Li) that will participate.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 26 of the Revised Proxy Statement.

12.	Refer to item (i) of the penultimate paragraph on page 23. Please revise the “Background of the Merger” to clarify how and when the parties resolved the question of whether the obligations of the Parent and Merger Sub would be guaranteed by creditworthy beneficial owners of the rollover shares.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to pages 24 and 25 of the Revised Proxy Statement.

13.	Revise to clarify the “remaining issues” referenced in the final sentence of the second paragraph on page 24.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 24 of the Revised Proxy Statement.

14.	Refer to the seventh paragraph on page 25. Your discussion highlights the drawbacks of conducting a market check but does not describe the potential benefits of such a check. Revise here and elsewhere in the prospectus, as appropriate, to balance your disclosure.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 21 of the Revised Proxy Statement.

Recommendation of Our Board of Directors and the Special Committee and Their Reasons for the Merger, page 27

Securities and Exchange Commission, p. 5

15.	Please revise this section to expressly state, if true, that the board of directors has determined that the transaction is substantively and procedurally fair to the issuer’s unaffiliated shareholders.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to the cover page and pages 6, 15, 27, 31 and 32 of the Revised Proxy Statement.

The Special Committee, page 27

16.	Please expand the disclosure in the seventh bullet point on page 27 to clarify how this factor favored approval of the merger.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 27 of the Revised Proxy Statement.

17.	You refer on page 28 to your ability to entertain superior proposals. Please reconcile this statement with the expressed unwillingness of Mr. Li and Ms. Tse to consider the sale of their stakes to any third party and your decision not to conduct a market check. Make appropriate revisions here and under “Summary Term Sheet” to disclose the significance of these developments.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 28 of the Revised Proxy Statement.

18.	Please refer to the fourth bullet point on page 30. Please revise to describe the restrictions on the conduct of the issuer’s business.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 30 of the Revised Proxy Statement.

19.	Provide the basis for your belief that the liquidation value would be significantly lower than your value as a going concern. Further, the absence of an intention to liquidate is not determinative of whether the discussion should address liquidation values. Please more fully explain your reasons for not requesting a liquidation value analysis. State whether William Blair performed a liquidation value analysis or reviewed any liquidation analysis prepared by some other party or person. Furthermore, please state whether the board or any other person directed William Blair not to perform such analysis and whether any other liquidation value analyses exist that could be helpful in determining the company’s value relative to the $4.50 merger consideration.

The Company respectfully advises the Staff that the special committee did not request and William Blair did not perform a liquidation value analysis, nor did William Blair review a liquidation value analysis performed by any other party or person.

The Proxy Statement has been revised to reflect the Staff’s comments. Please refer to page 31 of the Revised Proxy Statement.

Securities and Exchange Commission, p. 6

Opinion of the Special Committee’s Financial Advisor, page 33

20.	Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize any and all presentations made by William Blair during the evaluation of the transaction and file any written materials, such as any board books, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A that have not already been filed as exhibits. Among other items, the written materials required to be filed could include analyses, talking papers, drafts, summaries or outlines. In this regard, we note the preliminary analysis discussed on June 25, 2012 and the supplemental preliminary public company analysis provided on June 29, 2012.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 23 of the Revised Proxy Statement. The Company respectfully advises the Staff that (1) the analysis provided on June 29, 2012 was dated June 28, 2012, (2) such presentations were merely drafts of the presentation dated July 19, 2012 and the information in those presentations was updated in the July 19, 2012 presentation, and (3) both that presentation and the preliminary presentation made on June 25, 2012 have been filed as exhibits (c)-(2) and (c)-(3) to the Schedule 13E-3.

21.	For each method of analysis, please revise to include comparable information for the issuer or the proposed transaction. We note that you have already included some of the proposed transaction multiples in the summary.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to pages 35 and 36 of the Revised Proxy Statement.

22.	We note that the special committee reached certain conclusions for each method of analysis. With respect to each of the five analyses summarized in this section, please also briefly disclose any conclusions drawn by William Blair from those analyses.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to pages 36, 37 and 38 of the Revised Proxy Statement.

Selected Public Company Analysis, page 35

23.	We note that the companies identified in “U.S. Listed Other Companies” and “U.S. Listed Reverse Takeover Chinese Healthcare Companies” were selected without regard to size of market capitalization, size of enterprise value or size of revenues. With a view to disclosure, please tell us why these search restrictions or similar ones were not applied and how, if at all, you believe your results were impacted by the decision to include companies of varying sizes in your comparables.

Securities and Exchange Commission, p. 7

In response to the Staff’s comment, we note that without regard to size of market capitalization, size of enterprise value or size of revenues, William Blair only selected 3 companies under the U.S. Listed Other Companies category, and 3 companies under the U.S. Listed Reverse Takeover Chinese Healthcare Companies category. Had William Blair applied a further restriction based on size to its selection criteria, we respectfully advise the Staff that it is likely that William Blair would have been left with a sample size that would have been too small to make any meaningful comparisons and that we are unable to judge how the results of this analysis were impacted by the decision to include companies of varying sizes in the selected companies.

24.	Please clarify how “product and service offering” were considered in your selection criteria.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 35 of the Revised Proxy Statement.

Selected Transactions Analysis, page 36

25.	With a view towards revised disclosure, please tell us why certain of the values in this section are labeled “not meaningful.”

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 36 of the Revised Proxy Statement.

Reasons of the Buying Group for the Merger, page 39

26.	You disclose in the first sentence of this section and in the penultimate paragraph on page 39 that each member of the buyer group “may be deemed” to be an affiliate of the company. The identification of a filing person on the Schedule 13E-3 renders this disclaimer inappropriate. Please disclose that the filing persons “are” deemed to be affiliates of the company.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 39 of the Revised Proxy Statement.

27.	It appears that many of the factors cited in support of the transaction have been present for some time. Please revise to provide expanded disclosure regarding the reasons for each filing persons’ choice to engage in the transaction at this time as opposed to any other time in the company’s public company history. Please refer to Item 1013(c) of Regulation M-A. This comment applies equally to the disclosure beginning on page 28 describing the company’s reasons for undertaking the transaction.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to pages 28 and 39 of the Revised Proxy Statement.

Securities and Exchange Commission, p. 8

28.	We note your statement that the purpose of the transaction is to enable Parent to acquire 100% control of the company. Please revise to state that the purpose of the transaction is to enable Mr. Li and Ms. Tse to collectively acquire 100% of the company.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 39 of the Revised Proxy Statement.

Position of the Buyer Group as to Fairness of the Merger, page 39

29.	Refer to the second-to-last paragraph of this section. We note that you have indicated here and throughout the prospectus that factors and considerations set forth in the filing are non-exhaustive. If true, please revise to indicate, in each case, that the relevant discussions contain all material factors and considerations.

The Company respectfully advises the Staff that the Proxy Statement indicated, in each case where factors and considerations set forth in the filing were indicated as non-exhaustive, that the relevant discussions included all the material factors considered by the applicable filing person. Please refer to the first paragraph of page 31 and the first paragraph of page 42 of the Revised Proxy Statement.

Certain Financial Projections, page 44

30.	Please revise to disclose the key assumptions and estimates underlying your projections.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 45 of the Revised Proxy Statement.

Interests of the Certain Persons in the Merger, page 49

31.	Please quantify and disclose in tabular format the cash amounts to be received by each director and executive officer as a result of the merger, including the number and value of any vested and unvested options, RSUs and warrants that they hold.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 49 of the Revised Proxy Statement.

Position with the Surviving Corporation, page 50

32.	We note that Mr. Li will continue to serve as chairman and chief executive officer after the merger. Please revise to identify any other continuing officers and directors.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 50 of the Revised Proxy Statement.

Securities and Exchange Commission, p. 9

Proxies and Revocation, page 54

33.	Please revise this section to disclose the address to which any stockholder who wishes to revoke a proxy may send an instrument of revocation or later dated proxy. In addition, please disclose what information must be included in an instrument of revocation. Please make similar revisions under the heading “Can I change my vote…” on page 16.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to pages 16 and 55 of the Revised Proxy Statement.

Payment of Solicitation Expenses, page 55

34.	We note your disclosure that “officers, directors and employees” of the Company may solicit proxies. Please identify the class of employees that will be used in connection with the transaction. Refer to Item 1009(b) of Regulation M-A.

The Company does not intend to use any officers, directors or employees in the solicitation of proxies. The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 55 of the Revised Proxy Statement.

Certain Material U.S. Federal Income Tax Consequences, page 71

35.	Please revise to describe the federal income tax consequences to the issuer and to the buyer group. Refer to Item 1013(d) of Regulation M-A.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 74 of the Revised Proxy Statement.

Cautionary Note Regarding Forward-Looking Statements, page 75

36.	Please note that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available for statements made in connection with a going private transaction. Refer to Exchange Act Section 21E(b)(1)(E). Please amend the proxy statement to remove any reference to the safe harbor provisions, and refrain from referring to the safe harbor provisions in any future filings, press releases or other communication relating to this going private transaction. Also, please revise the disclosure in this section to clarify that the safe harbor provisions in the periodic reports incorporated by reference to the proxy statement do not apply to any forward-looking statements you make in connection with the going private transaction.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to pages 75 and 76 of the Revised Proxy Statement.

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Securities and Exchange Commission, p. 10

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Mr. Jianquan Li, Ms. Ping Tse, Winner Holding Limited, Winner Acquisition, Inc. and Glory Ray Holdings Limited, as requested by the Staff.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at (852) 2532 3730.

Very truly yours,

/s/ Megan Tang Esq.

cc:          Simon Luk, Esq.
Winston & Strawn LLP

42nd Floor, Bank of China Tower

1 Garden Road, Central, Hong Kong

Peter X. Huang, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

30th Floor, China World Office 2

1 Jianguomenwai Avenue

Beijing 100004

People’s Republic of China

Securities and Exchange Commission, p. 11

EXHIBIT A – ACKNOWLEDGEMENT

In response to the comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in its letter of September 7, 2012 with respect to the Schedule 13E-3, File No. 5-81108 (the “Schedule 13E-3”), filed on August 13, 2012 and the Preliminary Proxy Statement on Schedule 14A, File No. 1-34484 (the “Proxy Statement”), filed on August 13, 2012, by Winner Medical Group Inc. and the other filing persons named therein, each of the undersigned hereby acknowledges that in connection with the Schedule 13E-3 and the Proxy Statement as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Winner Medical Group Inc.

By:	/s/ Wenzhao Liang
Name:	Wenzhao Liang
Title:	Director

Jianquan Li

By:	/s/ Jianquan Li

Ping Tse

By:	/s/ Ping Tse

Winner Holding Limited

By:	/s/ Jianquan Li
Name:	Jianquan Li
Title:

Securities and Exchange Commission, p. 12

Winner Acquisition, Inc.

By:	/s/ Jianquan Li
Name:	Jianquan Li
Title:

Glory Ray Holdings Limited

By:	/s/ Jianquan Li
Name:	Jianquan Li
Title: